UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Meiji Seika Kabushiki Kaisha
Meiji Nyugyou Kabushiki Kaisha
(Name of Subject Company)

Meiji Seika Kaisha, Ltd. (1)
Meiji Dairies Corporation (2)
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Meiji Seika Kaisha, Ltd.
Meiji Dairies Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Meiji Seika Kaisha, Ltd.
Attn: Michihiro Shigenobu
Director of Personnel & General Affairs Dept.
4-16, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8002, Japan
Tel: + 81-3-3273-3353

Meiji Dairies Corporation
Attn: Hideaki Satou
General Manager of General Affairs Department
2-10, Shinsuna 1-chome, Koto-ku, Tokyo, 136-8908, Japan
Tel: + 81-3-5653-0301

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Total pages: 12 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Amendment to Securities Registration Statement dated November 26, 2008.

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Meiji Seika Kaisha, Ltd. and Meiji Dairies Corporation each submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on October 30, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI DAIRIES CORPORATION

By: Hideaki Satou

Name: Hideaki Satou
Title: General Manager of
General Affairs Department

Date: November 27, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI SEIKA KAISHA, LTD.

By: M. Shigenobu

Name: Michihiro Shigenobu

Title: Director of Personnel & General Affairs Dept.

Date: November 27, 2008

AMENDMENT TO SECURITIES REGISTRATION STATEMENT

November 26, 2008

MEIJI HOLDINGS CO., LTD.

THIS ENGLISH TRANSLATION OF THE AMENDMENT TO THE SECURITIES REGISTRATION STATEMENT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF MEIJI SEIKA KAISHA, LTD. AND MEIJI DAIRIES CORPORATION. WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share transfer involves the securities of foreign companies. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

AMENDMENT TO SECURITIES REGISTRATION STATEMENT

【Filing document】	Amendment to Securities Registration Statement (the "Amendment to Registration Statement")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	November 26, 2008
【Filing person】	
【Name of filing person】	MEIJI Holdings Kabushiki Kaisha
【Name of filing person (English)】	MEIJI Holdings Co., Ltd. ("MEIJI Holdings")
【Name and title of representatives】	Naotada Sato, President and Representative Director Shigetaro Asano, Executive Vice President and Representative Director
【Location of headquarters】	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo
【Telephone number】	N/A
【Person to contact】	Meiji Seika Kaisha, Ltd. Michihiro Shigenobu, Director of Personnel & General Affairs Department Meiji Dairies Corporation Takashi Hirahara, Director, General Manager, Administration Department
【Contact address】	Meiji Seika Kaisha, Ltd. 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo Meiji Dairies Corporation 2-10, Shinsuna 1-chome, Koto-ku, Tokyo
【Telephone number】	Meiji Seika Kaisha, Ltd. +81-3-3273-3353 Meiji Dairies Corporation +81-3-5653-0307
【Person to contact】	Meiji Seika Kaisha, Ltd. Michihiro Shigenobu, Director of Personnel & General Affairs Department Meiji Dairies Corporation Takashi Hirahara, Director, General Manager, Administration Department
【Type of offered securities subject to registration】	Common Stock
【Amount of offering subject to registration】	254,716,261,246 yen (Note) Because the subscription amount has not been determined as of the filing date of the Amendment to Registration Statement, the above number is the aggregate sum of shareholders' equity (book value) of Meiji Seika Kaisha, Ltd. ("Meiji Seika") and Meiji Dairies Corporation ("Meiji Dairies") as of the end of the most recent fiscal year (March 31, 2008).
【Location at which a copy of the Amendment to Registration statement is available to the public】	N/A

1. **Reason for filing the Amendment to Registration Statement**

The Amendment to Registration Statement is filed to amend certain information contained in the Securities Registration Statement filed on October 29, 2008 (the "Registration Statement") in accordance with the respective extraordinary general meetings of shareholders of Meiji Seika and Meiji Dairies pertaining to the approval of the share transfer plan held on November 26, 2008, and to attach copies of the minutes of such extraordinary general meetings of shareholders as exhibits.

2. **Relevant Sections in the Registration Statement**

Part I. Securities Information

I. Offering Conditions

1. 【Newly-Issued Shares】

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)

I. Summary of Organizational Restructuring (Tender Offer)

7. 【Procedures with Respect to Organizational Restructuring】

Part III. Corporate Information

I. Details of the Corporation

2. 【History of MEIJI Holdings】

(Addition of Exhibits)

- A copy of the minutes of the extraordinary general meeting of shareholders of Meiji Seika
- A copy of the minutes of the extraordinary general meeting of shareholders of Meiji Dairies

3. **Amended Information**

The amended information is underlined below.

****

Part I. Securities Information

I. Offering Conditions

1. 【Newly-Issued Shares】

(Prior to Amendment)

Class of Shares	Number of Shares Issued
Common Stock	76,345,254 shares (Notes 1, 2 and 3)

(Notes) 1. The above number is calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer (as defined below). Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number. Because Meiji Seika and Meiji Dairies plan to cancel, to the extent practicable, treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, the number of newly issued shares of MEIJI Holdings Co., Ltd. (Meiji Holdings) to be delivered through the Share Transfer may change.

2. Common stock of MEIJI Holdings will be issued through the share transfer (the "Share Transfer"), which will be conducted pursuant to (i) the resolutions of the respective meetings of the Boards of Directors of Meiji Seika and Meiji Dairies held on September 11, 2008 (at which the Boards approved the share transfer plan (the "Share Transfer Plan") and the conclusion of the integration agreement (the "Integration Agreement") and proposed the same as agenda items for the general meeting of shareholders of each company), and (ii) the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective extraordinary general meetings of shareholders of Meiji Seika and Meiji Dairies to be held on November 26, 2008.

3. Meiji Seika and Meiji Dairies intend to apply to the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") to list common stock of MEIJI Holdings.

(Post-Amendment)

Class of Shares	Number of Shares Issued
Common Stock	76,345,254 shares (Notes 1, 2 and 3)

(Notes) 1. The above number is calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer (as defined below). Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number. Because Meiji Seika and Meiji Dairies plan to cancel, to the extent practicable, treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, the number of newly issued shares of MEIJI Holdings Co., Ltd. (Meiji Holdings) to be delivered through the Share Transfer may change.

2. Common stock of MEIJI Holdings will be issued through the share transfer (the "Share Transfer"), which will be conducted pursuant to (i) the resolutions of the respective meetings of the Boards of Directors of Meiji Seika and Meiji Dairies held on September 11, 2008 (at which the Boards approved the share transfer plan (the "Share Transfer Plan") and the conclusion of the integration agreement (the "Integration Agreement") and proposed the same as agenda items for the general meeting of shareholders of each company), and (ii) the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective extraordinary general meetings of shareholders of Meiji Seika and Meiji Dairies held on November 26, 2008.

3. Meiji Seika and Meiji Dairies intend to apply to the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") to list common stock of MEIJI Holdings.

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)

I. Summary of Organizational Restructuring (Tender Offer)

7. 【Procedures with Respect to Organizational Restructuring】

(Prior to Amendment)

1. Details of Documents Prepared Pursuant to the Companies Act Pertaining to Organizational Restructuring, and Method by Which such Documents may be Viewed

   In accordance with Article 803, Paragraph 1 of the Companies Act, and Article 206 of the Companies Act Enforcement Regulations of Japan, the following documents pertaining to the Share Transfer <u>will be made available</u> at the respective headquarters of Meiji Seika and Meiji Dairies from November 4, 2008: (i) the Share Transfer Plan, (ii) information pertaining to the conformity to matters stipulated in Article 773, Paragraph 1, Sections 5 and 6 of the Companies Act, and (iii) documents containing information such as the financial reports for the most recent fiscal year of Meiji Seika (to be held at Meiji Dairies) and Meiji Dairies (to be held at Meiji Seika). In addition, information on circumstances, if any, which have arisen after the last day of the most recent fiscal year of Meiji Seika or Meiji Dairies, which have materially affected the financial condition of either Meiji Seika or Meiji Dairies, will also be provided.

(omitted)

2. Shareholders' Meeting Procedures and Schedule with Respect to Organizational Restructuring

September 11, 2008	Meetings of the Boards of Directors (both companies) to approve the preparation of Share Transfer Plan and the conclusion of the Integration Agreement
September 11, 2008	Preparation of Share Transfer Plan (both companies) Conclusion of Integration Agreement (both companies)
September 12, 2008	Public Notice of Record Date for the Extraordinary General Meetings of Shareholders (both companies)
September 30, 2008	Record Date for the Extraordinary General Meetings of Shareholders (both companies)
November 26, 2008 <u>(scheduled)</u>	Extraordinary General Meetings of Shareholders (approval of the Share Transfer Plan) (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Tokyo Stock Exchange (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Nagoya Stock Exchange (Meiji Dairies)
April 1, 2009 (scheduled)	Incorporation and registration of MEIJI Holdings (Effective date of Share Transfer)
April 1, 2009 (scheduled)	Listing of shares of MEIJI Holdings

If the necessity arises in the course of proceedings of the Share Transfer, or other compelling circumstances arise, changes to the schedule may be made upon consultation between the two companies.

(Post-Amendment)

1. Details of Documents Prepared Pursuant to the Companies Act Pertaining to Organizational Restructuring, and Method by Which such Documents may be Viewed

   In accordance with Article 803, Paragraph 1 of the Companies Act, and Article 206 of the Companies Act Enforcement Regulations of Japan, the following documents pertaining to the Share Transfer have been made available at the respective headquarters of Meiji Seika and Meiji Dairies from November 4, 2008: (i) the Share Transfer Plan, (ii) information pertaining to the conformity to matters stipulated in Article 773, Paragraph 1, Sections 5 and 6 of the Companies Act, and (iii) documents containing information such as the financial reports for the most recent fiscal year of Meiji Seika (to be held at Meiji Dairies) and Meiji Dairies (to be held at Meiji Seika). In addition, information on circumstances, if any, which have arisen after the last day of the most recent fiscal year of Meiji Seika or Meiji Dairies, which have materially affected the financial condition of either Meiji Seika or Meiji Dairies, will also be provided.

(omitted)

2. Shareholders' Meeting Procedures and Schedule with Respect to Organizational Restructuring

September 11, 2008	Meetings of the Boards of Directors (both companies) to approve the preparation of Share Transfer Plan and the conclusion of the Integration Agreement
September 11, 2008	Preparation of Share Transfer Plan (both companies) Conclusion of Integration Agreement (both companies)
September 12, 2008	Public Notice of Record Date for the Extraordinary General Meetings of Shareholders (both companies)
September 30, 2008	Record Date for the Extraordinary General Meetings of Shareholders (both companies)
November 26, 2008	Extraordinary General Meetings of Shareholders (approval of the Share Transfer Plan) (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Tokyo Stock Exchange (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Nagoya Stock Exchange (Meiji Dairies)
April 1, 2009 (scheduled)	Incorporation and registration of MEIJI Holdings (Effective date of Share Transfer)
April 1, 2009 (scheduled)	Listing of shares of MEIJI Holdings

If the necessity arises in the course of proceedings of the Share Transfer, or other compelling circumstances arise, changes to the schedule may be made upon consultation between the two companies.

Part III. Corporate Information

I. Details of the Corporation

2. 【History of MEIJI Holdings】

(Prior to Amendment)

(omitted)

November 26, 2008	At their respective extraordinary general meetings of shareholders, each of Meiji Seika and Meiji Dairies is scheduled to resolve (i) to establish MEIJI Holdings through a joint share transfer and (ii) to make both Meiji Seika and Meiji Dairies wholly-owned subsidiaries of MEIJI Holdings.

(omitted)

(Post-Amendment)

(omitted)

November 26, 2008	At their respective extraordinary general meetings of shareholders, each of Meiji Seika and Meiji Dairies obtained approval (i) to establish MEIJI Holdings through a joint share transfer and (ii) to make both Meiji Seika and Meiji Dairies wholly-owned subsidiaries of MEIJI Holdings.

(omitted)

END